MDU Resources Group, Inc.
1200 West Century Avenue
Bismarck, ND 58503

Mailing Address:
P.O. Box 5650
Bismarck, ND 58506-5650
(701) 530-1000
October 16, 2013

By EDGAR Transmission and Federal Express

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:     MDU Resources Group, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-03480

Dear Ms. Jenkins:

On behalf of MDU Resources Group, Inc. (MDU or the Company), we hereby submit this letter which provides clarification and/or a response to questions of the staff (the Staff) of the Securities and Exchange Commission (the Commission or the SEC) relating to matters discussed on the telephone on October 7, 2013, with Mark Shannon, Jamie Kessel and Nasreen Mohammed, regarding the above referenced periodic report filed under the Securities Exchange Act of 1934.

References in this letter to "we," "us" and "our" refer to MDU unless the context indicates otherwise.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are providing clarification and/or a response to your questions on goodwill by reporting unit below.

Construction materials and contracting reporting unit

As indicated in MDU’s September 13, 2013, response letter, components of the construction materials and contracting reporting unit share resources in order to share expertise and improve operations which are dependent on specific jobs or circumstances and availability. The example

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
October 16, 2013

provided in our prior response related to the Intermountain region performing subcontract work on jobs in the North Central region and other regions. In response to your specific question per our telephone call, the pricing for subcontract work between the regions, including the work performed by the Intermountain region on jobs in the North Central region, is based on market prices assuming an arms-length transaction. The components are working together by utilizing the other regions to perform this subcontract work as opposed to hiring an external third party. Having these additional sources of labor and equipment has allowed certain regions to bid on more and larger jobs, which benefits the reporting unit.

As indicated in MDU’s September 13, 2013, response letter, components of the construction materials and contracting reporting unit often transfer equipment between the regions throughout the year based on needs and to maximize equipment usage. For example, ready mix trucks were transferred from the Northwest region to the Intermountain region and a crusher was transferred from the South region to the Northwest region. To clarify our telephone conversation, both temporary and permanent transfers of equipment occur amongst the regions. On temporary transfers of equipment, rental rates are negotiated between the regions while permanent transfers of equipment occur at net book value. In response to your specific question per our telephone call, permanent equipment transfers have occurred between the construction materials and contracting operations located in Hawaii and Alaska (both of which are located in the Pacific region) and the other regions. For example, an excavator was transferred from the South region to our operations in Hawaii and a ready mix concrete plant was transferred from our operations in Alaska to the North Central region. In addition, intellectual resources and personnel are shared between Hawaii and Alaska and the other regions. For example, management, safety and accounting personnel have transferred from Hawaii and Alaska to other regions. Temporary sharing of intellectual resources and personnel also occurs between Hawaii and Alaska and the other regions to assist with various projects depending on specific jobs or circumstances and availability. As noted in our prior response, intellectual resources and personnel are shared between other regions. For example, management teams and individuals with expertise in operations, finance and accounting were brought into the South region from other regions in order to assist with improving operations and financial performance.

Construction services reporting unit

As indicated in MDU’s September 13, 2013, response letter, one of the components of the construction services reporting unit derived internal revenue from sales to the other components. In response to your question per our telephone call, this component provides equipment and supplies used by the outside electrical construction industry. The components of the construction services reporting unit that provide outside electrical construction services purchase and/or rent equipment and supplies from this component when it is feasible. Factors that affect the feasibility of purchasing and/or renting from this component include the availability of the equipment and supplies and the geographic location of the component which affects the cost of the equipment and supplies due to

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
October 16, 2013

transportation costs as well as the amount of lead time that is necessary to receive the product. However, even when the equipment and supply needs cannot be met by this component, the other components use the expertise of personnel at this component when purchasing equipment and supplies from third party vendors regarding quality and pricing. In summary, the outside electrical construction services components purchase and/or rent equipment and supplies from this component when feasible, rely on the expertise at this component when purchasing equipment and supplies from third party vendors, and this component provides products and services used by the electrical construction industry and its external customers are our peers in this industry as well.

As indicated in MDU’s September 13, 2013, response letter, while each component of the construction services reporting unit has its own operational management and crews, the components share resources in order to share expertise and improve operations which are dependent on specific jobs or circumstances and availability. Recent examples of this include employees at one component helping secure work for another component for solar projects, casinos and convention centers. The components also work together on the same projects and recent examples of this include casino, stadium and university projects. In response to your specific question per our telephone call, two components of the construction services reporting unit do perform work on the same contract with the customer that was discussed on the telephone.

Summary of approach

While the above clarifies certain matters related to one of the factors used to determine whether two or more components should be aggregated and deemed a single reporting unit, there are numerous factors that are to be considered as discussed in more depth in our prior responses. Unlike some accounting guidance where there are specific criteria that all need to be met to arrive at a certain conclusion, in this situation every factor need not be met in order for two components to be considered similar. Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative. The accounting guidance also recognizes that a company that has a more diverse offering of products and services (such as MDU) may consider two products to be similar whereas a company that has a relatively narrow offering of products and services may not consider those same products to be similar. As described in paragraph 68 of the Basis for Conclusions of Statement 131, the assessment of whether products or services are similar may depend, in part, on the nature and breadth of a company's product lines and overall operations.

The guidance in Statement 131 was a significant factor in our evaluation of whether to aggregate our components. MDU is a very diverse company with various lines of business including electric, natural gas distribution, pipeline and energy services, exploration and production of oil and natural gas, construction materials and contracting, and construction services. Each of these lines of business offers various products and services which we have described more fully in our previous responses

MDU RESOURCES GROUP, INC.

Ms. Tia L. Jenkins
United States Securities and Exchange Commission
October 16, 2013

for the reporting units that have goodwill. As the guidance suggests, in the context of the diversified company as a whole, we believe the products and services of our reporting units are similar.

In summary, the determination of the reporting units requires a significant amount of judgment that is dependent on specific facts and circumstances. When considering the significant amount of judgment required, the diverse nature of our company, as well as all the other qualitative factors in totality, we believe it is appropriate to aggregate the components of our reporting units.

If you would like to discuss the response or if you would like to discuss any other matters, please contact me at (701) 530-1035.

Sincerely,

MDU RESOURCES GROUP, INC.

BY:	/s/ Nicole A. Kivisto
Nicole A. Kivisto
Vice President, Controller and
Chief Accounting Officer

c:	Jamie Kessel, United States Securities and Exchange Commission
Nasreen Mohammed, United States Securities and Exchange Commission
Mark Shannon, United States Securities and Exchange Commission
Christopher Swanson, Deloitte & Touche LLP
Walter Godlewski, Cohen Tauber Spievack & Wagner PC
Doran Schwartz, MDU Resources Group, Inc.